CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2008 AND 2007

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheets of Miranda Gold Corp. as at August 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended August 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended August 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

December 15, 2008                                                                        Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	AUGUST 31
	2008	2007

ASSETS

Current
Cash and cash equivalents	$11,272,465	$7,481,150
Amounts receivable	6,820	197,250
Interest receivable	234,325	80,203
GST receivable	30,421	15,310
Marketable securities (Note 5)	84,486	55,000
Advances and prepaid expenses	60,707	80,888

	11,689,224	7,909,801

Equipment (Note 6)	115,179	118,385
Mineral properties (Note 7)	342,974	256,773
	$12,147,377	$8,284,959

LIABILITIES

Current
Accounts payable and accrued liabilities	$143,909	$86,797

SHAREHOLDERS' EQUITY

Share capital (Note 8)	22,718,993	18,589,310
Contributed surplus (Note 8)	4,527,306	3,001,804
Warrants (Note 8)	1,168,817	-
Accumulated other comprehensive income	29,486	-
Deficit	(16,441,134)	(13,392,952)
	12,003,468	8,198,162
	$12,147,377	$8,284,959
Nature of Operations (Note 1)
Commitments (Note 10)
Subsequent Events (Note 7)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2008	2007	2006
			(restated Note 4)
Revenue
Management fees earned	$26,276	$37,083	$2,092
Mineral property income	140,946	168,331	103,722
Interest	454,633	281,949	166,448
	621,855	487,363	272,262
Expenses
Amortization	43,799	34,867	34,937
Consulting	110,460	103,649	97,473
Interest and foreign exchange	4,655	54,333	16,052
Insurance	53,940	37,122	40,122
Investor relations	258,868	295,833	104,836
Office rent, telephone, secretarial, sundry	130,949	148,586	237,555
Professional fees	66,375	66,408	102,758
Management fees (Note 11)	12,500	42,500	104,494
Property exploration costs (Schedule 1)	583,203	397,678	300,730
Stock based compensation	1,540,880	1,583,901	715,415
Travel and business promotion	125,319	69,301	139,921
Transfer agent and regulatory fees	77,015	63,211	34,622
Wages and benefits (Note 11)	662,074	654,057	349,013
	3,670,037	3,551,446	2,277,928

Operating loss	(3,048,182)	(3,064,083)	(2,005,666)

Gain on sale of investment (Note 5)	-	-	241,938
Loss on disposal of equipment	-	-	(420)
Write off of equipment	-	-	(4,693)
Write off of abandoned mineral properties	-	-	(46,499)

Net loss for the year	(3,048,182)	(3,064,083)	(1,815,340)
Unrealized loss on marketable securities (Note 5)	(30,824)	-	-
Comprehensive loss for the year	$(3,079,006)	$(3,064,083)	$(1,815,340)
Basic and diluted loss per share	$(0.07)	$(0.08)	$(0.05)
Weighted average number of shares* outstanding	44,389,119	38,215,329	33,991,092

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2008	2007	2006
			(restated Note 4)
Cash provided by (used in):
Operating activities
Net loss for year	$(3,048,182)	$(3,064,083)	$(1,815,340)
Items not affecting cash:
Amortization	43,799	34,867	34,937
Accrued interest income	(154,122)	(70,910)	15,782
Stock based compensation	1,540,880	1,583,901	715,415
Loss on sale equipment	-	-	420
Write-off of abandoned mineral properties	-	-	46,499
Write-off of equipment	-	-	4,693
Gain on sale of investment	-	-	(241,938)
Non cash mineral property income	-	(29,399)	-
Change in non-cash working capital items:
Amounts receivable	190,430	(169,667)	(13,558)
GST receivable	(15,111)	(10,743)	(459)
Advances and prepaid expenses	20,181	(16,259)	32,199
Accounts payable and accrued liabilities	57,112	(2,360)	(11,549)
	(1,365,013)	(1,744,653)	(1,232,899)

Investing activities
Proceeds on sale of investment	-	-	329,938
Mineral property option recoveries	-	130,514	122,941
Proceeds on sale of equipment	-	-	350
Equipment purchases	(40,593)	(45,972)	(27,475)
Mineral property acquisitions	(81,895)	(81,944)	(56,771)
	(122,488)	2,598	368,983

Financing activities
Issue of share capital	5,338,288	2,773,838	4,258,494
Share issue costs	(59,472)	-	(48,060)
	5,278,816	2,773,838	4,210,434

Increase in cash and cash equivalents	3,791,315	1,031,783	3,346,518
Cash and cash equivalents, beginning of year	7,481,150	6,449,367	3,102,849
Cash and cash equivalents, end of year	$11,272,465	$7,481,150	$6,449,367

Cash and cash equivalents is comprised of:
Cash	$522,465	$481,150	$567,952
Short-term deposits	10,750,000	7,000,000	5,881,415
	$11,272,465	$7,481,150	$6,449,367

Supplemental disclosure of non-cash financing and investing activities note 13.

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2005	28,768,760	$ 10,493,824	$ 1,780,749	$ -	$ -	$ (8,062,564)	$ 4,212,009
Adjustment for adoption of accounting policy (Note 4)						(361,249)	(361,249)
Balance, August 31, 2005, as restated	28,768,760	10,493,824	1,780,749	-	-	(8,423,813)	3,850,760
Share issues:							-
Private placement	2,060,000	1,854,000	-	-	-	-	1,854,000
Share issue costs		(102,060)	-	-	-	-	(102,060)
Exercise of stock options	2,348,500	2,013,614	(788,770)	-	-	-	1,224,844
Exercise of warrants	3,089,250	1,268,637	(34,987)	-	-	-	1,233,650
Stock based compensation	-	-	715,415	-	-	-	715,415
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	15,378				15,378
Net loss	-	-				(1,815,340)	(1,815,340)
Balance, August 31, 2006	36,266,510	15,528,015	1,687,785	-	-	(10,239,153)	6,976,647
Adjustment for adoption of accounting policy (Note 4)	-	-	-	-	-	(89,716)	(89,716)
Balance, August 31, 2005, as restated	36,266,510	15,528,015	1,687,785	-	-	(10,328,869)	6,886,931
Share issues:
Exercise of warrants	2,494,500	2,371,725	(12,300)				2,359,425
Exercise of stock options	798,750	689,570	(275,157)				414,413
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	17,575	-	-	-	17,575
Stock based compensation			1,583,901				1,583,901
Net loss						(3,064,083)	(3,064,083)
Balance, August 31, 2007	39,559,760	18,589,310	3,001,804	-	-	(13,392,952)	8,198,162
Adjustment for adoption of accounting policy (Note 2)	-	-	-	-	60,310	-	60,310
Share issues:
Private placement	4,460,000	3,581,118	-	1,101,882	-	-	4,683,000
Finders' fee	253,500	203,546	-	62,629	-	-	266,175
Share issue costs	-	(325,647)	-		-	-	(325,647)
Exercise of warrants	563,750	655,816	(15,378)		-	-	640,438
Exercise of stock options	55,000	14,850	-		-	-	14,850
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	4,306	-	-	4,306
Stock based compensation	-	-	1,540,880		-	-	1,540,880
Net loss	-	-	-	-	-	(3,048,182)	(3,048,182)
Unrealized loss on marketable securities	-	-	-	-	(30,824)	-	(30,824)

Balance, August 31, 2008	44,892,010	$ 22,718,993	$ 4,527,306	$ 1,168,817	$ 29,486	$ (16,441,134)	$ 12,003,468

See notes to consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Year ended August 31, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 179,373	$ (179,373)	$ -
BPV	7,942	(7,585)	357
Coal Canyon	33,923	(32,989)	934
CONO	11,425	(10,796)	629
DAME	22,107	-	22,107
ETTU	244	-	244
General exploration	263,377	-	263,377
Horse Mountain	5,249	-	5,249
Iron Point	142,483	(142,483)	-
PPM	45,100	(14,542)	30,558
Pequop	8,412	-	8,412
Red Canyon	53,418	(51,508)	1,910
Red Hill	13,031	(10,068)	2,963
Redlich	54,689	-	54,689
	840,773	(449,344)	391,429
Utah:
Lookout	44,557	-	44,557

Mexico:
Property investigation costs	147,217	-	147,217

Property exploration costs	$ 1,032,547	$ (449,344)	$ 583,203

	Year ended August 31, 2007
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 94,342	$ (88,702)	$ 5,640
BPV	9,135	-	9,135
Coal Canyon	71,492	(50,357)	21,135
CONO	15,664	-	15,664
DAME	4,487	-	4,487
ETTU	4,638	-	4,638
General exploration	174,684	-	174,678
Horse Mountain	1,258	-	1,258
Iron Point	159,384	(156,866)	2,518
PPM	17,795	(2,764)	15,031
Red Canyon	106,604	(103,753)	2,851
Red Hill	2,365	-	2,365
Redlich	4,264	-	4,264
	666,112	(402,442)	263,664
Utah:
Lookout	134,014	-	134,014

Property exploration costs	$ 800,126	$ (402,442)	$ 397,678

	Year ended August 31, 2006
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 34,256	$ -	$ 34,256
BPV	3,660	-	3,660
Coal Canyon	30,835	(34,107)	(3,272)
CONO	7,331	-	7,331
DAME	51,139	-	51,139
ETTU	12,594	-	12,594
Fuse	252	(37,107)	(36,855)
General exploration	111,422	-	111,422
Horse Mountain	9,314	(20,461)	(11,147)
Iron Point	77,517	-	77,517
PPM	28,840	-	28,840
Red Canyon	15,061	-	15,061
Red Hill	3,210	-	3,210
Redlich	2,926	-	2,926
	388,357	(91,675)	296,682
Utah:
Lookout	4,048	-	4,048

Property exploration costs	$ 392,405	$ (91,675)	$ 300,730

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at August 31, 2008, the Company had an accumulated deficit of $16,441,134 and working capital of $11,545,315.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  They include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. The Company’s wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V. is inactive.  Significant intercompany transactions and balances were eliminated on consolidation.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Actual results could differ from these estimates.  Significant estimates and assumptions include those related to the recoverability of deferred mineral property expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, the existence of asset retirement obligations, stock based compensation valuations and values ascribed to related party transactions and balances and future income tax assets and liabilities.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based compensation and share purchase warrants issued in a private placement of units.  The Company uses historical data to determine volatility in accordance with Black-Scholes modelling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on share based compensation and hence results of operations, there is no impact on the Company’s financial condition.

c)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

d)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:

Computer equipment	30%
Field equipment	25%
Furniture and fixtures	20%

e)

Mineral Properties and Exploration Expenditures

Mineral property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Mineral property acquisition costs are capitalized and include cash consideration and the fair value of common shares and warrants issued for mineral property interests. For property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, payments are recorded in the accounts at the time of payment.  These costs are amortized over the estimated life of the property following commencement of commercial production.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Mineral property option payments received are first credited to the individual project’s mineral property costs before any remaining portion is recognized as revenue.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

f)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise.  Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist.  However, a mining enterprise is required to consider the conditions for impairment write-down.  The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors.  In addition management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties.  Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.  No impairment was identified at August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

g)

Income Taxes

Income taxes are calculated using the asset and liability method of accounting.  Under this method current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are determined based on temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet and on unclaimed losses carried forward.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

h)

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal for the years ended August 31, 2008, 2007 and 2006 as outstanding stock options and warrants were all anti-dilutive.

i)

Foreign Currency Translation

These financial statements are presented in Canadian dollars unless otherwise stated. Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

i)

monetary items at the rate prevailing at the balance sheet date;

ii)

non-monetary items at the historical exchange rate;

iii)

revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

j)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.  As at August 31, 2008 and 2007, the Company had no material asset retirement obligations in respect to its mineral properties interests.

k)

Share capital

The Company records proceeds from share issuances, net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and at the date of issuance for other non-monetary transactions.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

l)

Warrants

The Company accounts for warrants using the relative fair value method.  Under this method, the value of warrants issued is measured at fair value at the issue date using the Black-Scholes valuation model and recorded as share capital if and when the warrants are exercised.  If the warrants expire unexercised the value of the warrants issued is transferred from Warrants to Contributed Surplus.

m)

Stock Based Compensation

The Company’s Stock Option Plan provides for granting of stock options to directors, officers, employees and consultants.  The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus.  Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently re-valued and adjusted on each vesting date.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

New accounting standards:

The Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA).

These accounting policy changes were adopted on a prospective basis on September 1, 2007 with no restatement of prior period financial statements.

The new standards and policies are as follows:

o)

Financial Instruments - Recognition and Measurement (Section 3855).

In accordance with this new standard the Company now classifies all financial instruments as held to maturity, available for sale, held for trading or loans and receivables.  Financial assets classified as held to maturity, loans and other receivables and financial liabilities other than those held for trading are measured at amortized cost.  Available for sale financial instruments are measured at fair market value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the income statement for the period.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Amounts receivable have been classified as loans and receivables. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investments in marketable securities, previously carried at cost less provision for other than temporary declines in value, are designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $30,824 related to its available-for-sale investments in accumulated other comprehensive income.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards (continued):

p)

Financial Instruments – Disclosures.

Replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 3).

q)

Financial Instruments – Presentation.

To enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 3).

r)

Capital Disclosures

Establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 9). Under this standard, the Company will be required to disclose the following:

• qualitative information about its objectives, policies and processes for managing capital;

• summary quantitative data about what it manages as capital;

• whether during the period it complied with any externally imposed capital requirement to which it is subject; and

• when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

s)

General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

t)

Comprehensive Income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  The Company financial statements now include a Statement of Operations and Comprehensive Loss, which includes the components of comprehensive income.

For the Company, OCI is comprised of the unrealized gains and losses on its marketable security investments.

Cumulative changes in OCI are included in accumulated other comprehensive income which is presented as a new category within shareholders’ equity on the balance sheet.

u)

Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008 the Company has not designated any hedging relationships.

Other than the effects on OCI, the adoption of the new standards had no other material impact on the Company’s financial statements on or before August 31, 2007, on transition at September 1, 2007 or in the year ended August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting pronouncements not yet adopted:

International financial reporting standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company’s transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at August 31, 2008 the majority of the Company’s cash was held in Canada in Canadian dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities are denominated in United States Dollars and are therefore subject to fluctuation in exchange rates.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

4.

CHANGE IN ACCOUNTING POLICY

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties by $450,965, increase the deficit by $361,249 and increase the loss by $89,716 for the year ended August 31, 2006.   The total effect of this change in accounting policy was to decrease mineral properties and increase the deficit by $450,965 as at August 31, 2006.

5.

MARKETABLE SECURITIES

At August 31, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 40,736	$ 40,736
Romarco Minerals Inc.	250,000	55,000	(11,250)	43,750
		55,000	29,486	84,846
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 55,000	$ 29,486	$ 84,486

At August 31, 2007, the Company has the following marketable securities recognized at cost:

Available-for-sale Securities	Number of Shares	Cost	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 52,810
Romarco Minerals Inc.	250,000	55,000	62,500
		55,000	115,310
Non-public companies:
White Bear Resources Inc.	200,000	-	-
		$ 55,000	$ 115,310

On September 1, 2007, pursuant to the adoption of Section 3855, Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $60,310 with a corresponding adjustment to accumulated other comprehensive income.  The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 the Company recognized an unrealized loss of $30,824 (2007 - $nil) on marketable securities.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

5.

MARKETABLE SECURITIES (continued)

The Company sold all of its common shares of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company) in fiscal year 2006 for a gain on investment of $241,938.

6.

EQUIPMENT

	August 31, 2008
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$107,392	$(59,556)	$47,836
Furniture and fixtures	17,002	(7,306)	9,696
Field equipment	141,711	(84,064)	57,647
	$266,105	$(150,926)	$115,179

	August 31, 2007
	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$83,074	$(35,555)	$47,519
Furniture and fixtures	13,035	(5,243)	7,792
Field equipment	129,405	(66,331)	63,074
	$225,514	$(107,129)	$118,385

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES

note		August 31, 2007	Additions	Recoveries	August 31, 2008
	Nevada:
a	Redlich	$ -	$ 15,500	$ -	$ 15,500
b	Red Canyon	-	48,356	(48,356)	-
c	BPV	11,325	-	-	11,325
c	CONO	11,325	-	-	11,325
c	Coal Canyon	11,325	-	-	11,325
d	Red Hill	-	20,102	(20,102)	-
e	Fuse	-	-	-	-
f	ETTU	25,925	-	-	25,925
g	Horse Mountain	-	39,569	-	39,569
h	DAME	72,584	-	-	72,584
i	Iron Point	63,555	15,250	(15,250)	63,555
j	Angel Wings	60,734	39,009	(39,009)	60,734
k	PPM	-	-	-	-
l	PQ	-	31,132	-	31,132

	Mineral properties	$ 256,773	$ 208,919	$ (122,718)	$ 342,974

note		August 31, 2006	Additions	Recoveries	August 31, 2007
	Nevada:
a	Redlich	$ -	$ 26,100	$ (26,100)	$ -
b	Red Canyon	33,488	-	(33,488)	-
c	BPV	-	11,325	-	11,325
c	CONO	-	11,325	-	11,325
c	Coal Canyon	-	11,325	-	11,325
d	Red Hill	-	-	-	-
e	Fuse	28,015	-	(28,015)	-
f	ETTU	25,925	-	-	25,925
g	Horse Mountain	12,855	-	(12,855)	-
h	DAME	72,584	-	-	72,584
i	Iron Point	86,095	-	(22,540)	63,555
j	Angel Wings	55,264	39,444	(33,974)	60,734
k	PPM	10,468	-	(10,468)	-

	Mineral properties	$ 324,694	$ 99,519	$ (167,440)	$ 256,773

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

a)

Redlich Property, Esmeralda County, Nevada

On January 23, 2008 the Company paid the final $11,194 (US$11,250) and issued the final 15,000 two year share purchase warrants at an exercise price of $0.55 and a fair value of $4,306 (US$4,250) to complete the purchase of the Redlich Property subject to the owner retaining a 3% Net Smelter Return (‘NSR’) royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

From March 4, 2004 until it was terminated on February 20, 2008 Newcrest Resources Inc. (“Newcrest”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Newcrest paid the Company US$135,000 and incurred US$1,735,687 in exploration expenditures.

b)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a NSR royalty of 3% if the price of gold is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid)	50,000	-
November 18, 2008 (paid subsequently)	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

From July 12, 2006 until it was terminated on March 4, 2008 Romarco Minerals Inc. (“Romarco”) had an exploration with option to joint venture agreement with the Company.  During the term of the agreement Romarco delivered the Company 250,000 common shares of Romarco and expended in excess of US$500,000 in exploration expenditures, including a 6,000 foot drill program.

On August 1, 2008 the Company signed a definitive agreement with Montezuma Mines Inc., a subsidiary of CMQ Resources Inc. (“CMQ”), superseding a letter of intent signed June 5, 2008, to enter into an exploration with option to joint venture agreement with the Company on the Red Canyon Property with an effective date of August 1, 2008. CMQ may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period. CMQ may then elect to earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada (continued)

Due Dates	Exploration Expenditures US$
August 1, 2009 (obligation)	500,000
August 1, 2010	500,000
August 1, 2011	750,000
August 1, 2012	1,000,000
August 1, 2013	1,250,000
Total consideration	4,000,000

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008 (paid)	10,000	10,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total consideration	706,250	706,250

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008 (paid)	10,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total consideration	706,250

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

c)

BPV, CONO and Coal Canyon Properties, Eureka County, Nevada (continued)

On March 11, 2008 the Company entered into an exploration agreement with an option to form a joint venture with Queensgate Resources Corporation (“Queensgate”).  Queensgate may earn a 51% joint venture interest in the Coal Canyon, BPV and CONO projects on expending US$3,000,000 in exploration activities over a five year period.  Once earned, Queensgate may earn an additional 9% interest by funding an additional US$2,000,000 and can eventually earn up to a 70% interest in all three properties by funding a bankable feasibility study on any one of the properties.  The expenditures include payment of the underlying mineral leases.  Queensgate issued 100,000 common shares of Queensgate to the Company on June 15, 2008 and by March 11, 2009 Queensgate will issue the Company another 100,000 common shares of Queensgate.

Due Dates	Exploration Expenditures US$
March 11, 2009 (obligation)	260,000
March 11, 2010	440,000
March 11, 2011	600,000
March 11, 2012	700,000
March 11, 2013	1,000,000
Total consideration	3,000,000

d)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008 (paid)	20,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total consideration	906,250

From October 27, 2004 until it was terminated on October 16, 2008 the Company had an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  During the term of the agreement Barrick paid the Company US$190,000 and expended in excess of US$537,500.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

e)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring annual work expenditures of US$247,500 and US$22,500 respectively for each property. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (received)	36,000	175,000	-	-
November 15, 2007 (received)	-	-	4,000	-
September 28, 2008 (received)	45,000	200,000	-	-
November 15, 2008 (received)	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

f)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

g)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a NSR royalty of 3.5%.  In May 2008 the Lessor reduced his NSR royalty from 3.5% to 3.0% in exchange for the Company having quit claimed 20 claims adjoining the Horse Mountain project to the Lessor.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor US$	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 (paid and met)	40,000	-	1,500 feet
November 23, 2008 (paid and met subsequently)	40,000	-	1,500 feet
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 and each year thereafter adjusted for inflation	1,200,000	-
Total consideration	1,620,000	25,000

On August 15, 2008 the Company signed a definitive agreement, superseding a May 15, 2008 letter of intent, to enter into an exploration agreement with an option to form a joint venture with Newcrest.  Newcrest will earn a 60% joint venture interest in the Horse Mountain Property by funding US$3,250,000 in qualified expenditures over a four year period with the first year’s work commitment of US$500,000 an obligation.  Thereafter, Newcrest can earn an additional 10% interest by funding an additional US$5,000,000 over a three year period.  The joint venture will be formed upon completion of the earn-in period.  In addition, Newcrest will meet advance royalty payments to the Lessor which will not count towards Newcrest’s earn-in commitment.

Option Due Dates	Exploration Expenditures US$
May 15, 2009 (obligation)	500,000
May 15, 2010	750,000
May 15, 2011	1,000,000
May 15, 2012	1,000,000
Total consideration	3,250,000

h)   Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

i)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008 (paid)	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total consideration	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.  A second issue of 100,000 common shares of White Bear was due to be issued on the first anniversary of the agreement however the Company has agreed that White Bear may issue the shares on completion of White Bear’s Initial Public Offering in 2009.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (met)	-	100,000
November 22, 2008 (met)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total consideration	20,000	2,500,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

j)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid)	40,000
October 27, 2008 (paid subsequently)	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total consideration	1,540,000

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 15, 2007 (received)	30,000	-
October 15, 2008 (obligation)	-	300,000
May 15, 2009	-	300,000
May 15, 2010	-	400,000
May 15, 2011	-	500,000
May 15, 2012	-	500,000
Total consideration	30,000	2,000,000

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

k)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 (received) and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years which the Company extended to July 17, 2008. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.  At August 31, 2008 Piedmont owed the Company $30,558 for exploration costs and Piedmont had not met its obligations.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
July 17, 2008 (obligation)	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total consideration	25,000	1,750,000

l)

PQ Property, Elko County, Nevada

In April 2008 the Company staked 100 mining claims in the Pequop Mountains comprising the PQ Property.

On March 26, 2008 the Company entered into a 20 year mining lease for 36 mining claims with a private party with a NSR royalty of 3%.  The Company reimbursed the lessor $10,974 of claim location costs.  The claims staked by the Company fall within the lease’s area of interest and are subject to a NSR royalty of 2%. The Company has the option to buy up to two percentage points of the NSR for US$1,500,000 per percentage point.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
March 26, 2008 (paid)	20,000
March 26, 2009	30,000
March 26, 2010	40,000
March 26, 2011 and each year thereafter ($50,000 per year)	850,000
Total consideration	940,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

m)  Lookout Property, Tooele County, Utah

During the year ended August 31, 2006, the Company staked certain mining claims in Tooele County, Utah.

8.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuances:

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued as a finder’s fee pursuant to the private placement. The proceeds of the financing of $4,683,000 were allocated on a relative fair value basis as $3,581,117 to common shares and $1,101,882 as to warrants and the fair value of the finder’s fees of $266,175 were allocated as to $203,546 to common shares and $62,629 as to warrants.

The assumptions used in the Black-Scholes pricing model was a risk free interest rate of 4.27%, an expected volatility of 59.17% an expected life of 2 years and an expected dividend of zero.

If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.  Cash share issue costs were $59,472.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Cancelled	Balance, August 31, 2008
June 18, 2008	$ 0.27	55,000	-	(55,000)	-	-
February 9, 2009	$ 0.53	465,000	-	-	-	465,000
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	(125,000)	-
May 31, 2011 (1)	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	1,475,000	-	-	(1,475,000)	-
April 17, 2011 (1)	$ 0.70	425,000	-	-	-	425,000
August 8, 2011	$ 1.64	200,000	-	-	(200,000)	-
March 28, 2012	$ 1.54	1,400,000	-	-	(1,400,000)	-
March 28, 2012 (1)	$ 0.70	470,000	-	-	-	470,000
January 31, 2013 (1)	$ 0.70	-	1,170,000	-	-	1,170,000
		5,718,750	1,170,000	(55,000)	(3,200,000)	3,633,750

Weighted average exercise price		$ 1.44	$ 0.70	$ 0.27	$ 1.74	$ 0.69

All except 702,500 of the stock options were vested and exercisable at August 31, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding (continued)

Expiry date	Exercise price	Balance, August 31, 2006	Issued	Exercised	Cancelled	Balance, August 31, 2007
December 14, 2006	$ 0.14	10,000	-	(10,000)	-	-
November 7, 2008	$ 0.23	250,000	-	(250,000)	-	-
June 18, 2008	$ 0.27	55,000	-	-	-	55,000
February 9, 2009	$ 0.53	615,000	-	(150,000)	-	465,000
February 17, 2010	$ 0.71	1,343,750	-	(370,000)	-	973,750
April 20, 2010	$ 0.71	18,750	-	(18,750)	-	-
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
February 1, 2011	$ 2.07	125,000	-	-	-	125,000
May 31, 2011 (1)	$ 1.70	50,000	-	-	-	50,000
April 17, 2011	$ 1.92	2,025,000	-	-	(125,000)	1,900,000
August 8, 2011	$ 1.64	200,000	-	-	-	200,000
March 28, 2012	$ 1.54		1,870,000	-	-	1,870,000
		4,772,500	1,870,000	(798,750)	(125,000)	5,718,750

Weighted average exercise price		$ 1.26	$ 1.54	$ 0.52	$ 1.92	$ 1.44

(1)

On February 1, 2008 the Directors granted stock options to directors and officers on 1,170,000 shares exercisable for up to five years at a price of $0.70 per share to vest 25% immediately and 25% every six months thereafter.   On that same day the Directors re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share; comprising 50,000 stock options expiring on May 31, 2011 that were priced at $1.70, 425,000 stock options expiring on April 17, 2011 that were priced at $1.92 and 470,000 stock options expiring on March 28, 2012 that were priced at $1.54.  Finally, with the consent of the insider option holders, 3,095,000 stock options were cancelled. No new options will be granted to these directors and officers for twelve months.

d)

Stock Based Compensation

During the year ended August 31, 2008, the Company recorded $1,540,880 in stock based compensation expense for a series of options vested during the year (2007 - $1,583,901; 2006 - $715,415). The remaining fair value of the series of options granted in fiscal year 2007 and 2008 of $362,716, less forfeitures if any, will be recognized as the options vest in 2008 and 2009.

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.  Stock options issued to outside consultants that vest over time are valued at the grant date and recorded using the straight line method over the vesting period and subsequently re-valued and adjusted on each vesting. The fair value of the 1,170,000 options granted in fiscal 2008 was determined using a risk free interest rate of 3.30%, an expected volatility of 76.94%, an expected life of 5 years, and an expected dividend of zero for a fair value per option of $0.45.  The incremental fair value of the 945,000 options that were re-priced was determined using a risk free interest rate of 3.30%, an expected volatility ranging from 57.11% to 64.49%, a remaining expected life ranging from 3.21 to 4.17 years and an expected dividend of zero.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

8.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2007	Issued	Exercised	Expired	Balance, August 31, 2008
October 4, 2007	$ 1.15	552,500	-	(552,500)	-	-
January 23, 2008	$ 0.45	11,250	-	(11,250)	-	-
January 23, 2009	$ 0.50	11,250	-	-	-	11,250
October 4, 2009	$ 1.50	-	4,713,500	-	-	4,713,500
January 23, 2010	$ 0.55	-	15,000	-	-	15,000
		575,000	4,728,500	(563,750)	-	4,739,750

Weighted average exercise price		$ 1.12	$ 1.50	$ 1.14	$ -	$ 1.49

The $4,306 fair value of the 15,000 share purchase warrants issued in the year ended August 31, 2008 in connection with the Redlich mineral property was estimated on the date of issue using the Black-Scholes option pricing model with the following assumptions: the risk free interest rate was 3.32%, the expected life is two years, the expected volatility is 56.8% and the expected dividend is zero for a fair value per warrant of $0.29.

Expiry date	Exercise price	Balance, August 31, 2006	Issued	Exercised	Expired	Balance, August 31, 2007
November 23, 2006	$ 0.70	25,000		(25,000)		-
February 10, 2007	$ 0.90	2,092,000		(1,992,000)	(100,000)	-
October 4, 2007	$ 1.15	1,030,000	-	(477,500)	-	552,500
January 23, 2008	$ 0.45	11,250	-		-	11,250
January 23, 2009	$ 0.50	-	11,250	-	-	11,250
		3,158,250	11,250	(2,494,500)	(100,000)	575,000

Weighted average exercise price		$ 0.98	$ 0.50	$ 0.95	$ 0.90	$ 1.12

9.

MANAGEMENT OF CAPITAL

The Company manages its cash, common shares, stock options and warrants as capital (see Note 8). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

9.

MANAGEMENT OF CAPITAL (continued)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

10.

COMMITMENTS

Effective January 1, 2008 the Company entered into an agreement with Y3K Exploration Company LLC (“Y3K”).  The Company engaged Y3K to conduct a mineral exploration program in Mexico during the 2008 calendar year and the Company agreed to provide US$200,000 in exploration funding during this period. The program may be extended by mutual consent beyond this period. The Company is organizing a new Mexican subsidiary to acquire any mineral properties identified by Y3K for acquisition and accepted by the Company.  By August 31, 2008 the Company had funded approximately US$143,000 towards this commitment.

As at August 31, 2008, the Company has no other significant commitments with any parties other than disclosed in Note 7.

11.

RELATED PARTY TRANSACTIONS

During the year ended August 31, 2008, 2007 and 2006, the Company:

a)

paid $12,500 (2007 - $42,500; 2006 - $104,494) to a company controlled by a common director for management of the Company’s affairs and during the fiscal year ended 2006 the Company paid $71,500 in fees and an additional $32,994 for services related to helping arrange for the sale of investment stock held for sale by the Company;

b)

paid $6,740 (2007 - $19,216; 2006 - $127,700) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $89,250 (2007 - $76,500; 2006 - $38,500 ) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $22,652 (2007 - $20,173; 2006 - $13,077);

e)

included in property exploration costs are consulting fees of US$2,916 paid to a company that a director of the Company is an officer and director of for work performed on the Redlich project.

A director and officer of the Company holds a 10% interest in the properties described in Note 7(c).

At August 31, 2008 an amount of $3,390 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2007 - $4,090). These amounts were settled in the ordinary course of business shortly after the year end.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

12.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and the USA. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined federal and provincial income tax rates to the net loss before income taxes as follows:

	2008	2007

Combined statutory tax rate	32%	34%

Computed income tax benefit	$1,010,000	$1,050,000
Changes in temporary differences	28,000	25,000
Unrecognized items for tax purposes	(496,000)	(538,000)
Reductions in tax rates	(61,000)	-
Income tax losses not recognized	(481,000)	(537,000)

	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Capital assets	$7,000	$36,000
Exploration and development deductions	274,000	409,000
Non-capital losses carried forward	2,078,000	1,762,000
Other temporary differences	21,000	21,000
	2,380,000	2,228,000
Valuation allowance	(2,380,000)	(2,228,000)

	$-	$-

As at August 31, 2008 the Company has available losses for income tax purposes in Canada of approximately $2,936,000 and in the USA of approximately $3,755,000 which may be carried forward and applied against future taxable income when earned.

	CANADA	USA
Loss expiry year	CDN$	US$
2009	279,000	-
2010	464,000	-
2014	493,000	-
2015	183,000	-
2025	-	1,081,000
2026	480,000	573,000
2027	508,000	1,042,000
2028	529,000	1,059,000
	2,936,000	3,755,000

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2008, the available resource deductions amounted to approximately $794,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2008, the available resource deductions amounted to approximately $555,000.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

13.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended August 31, 2008, the Company issued 15,000 share purchase warrants with a fair value of $4,306 pursuant to the mineral property option agreement described in note 7 (a).

During the year ended August 31, 2007, the Company issued 11,250 share purchase warrants with a fair value of $17,575 pursuant to the mineral property option agreement described in note 7 (a).

During the year ended August 31, 2007, the Company received 200,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 pursuant to the mineral property exploration agreement described in note 7 (b).

During the year ended August 31, 2007, the Company had an amount of $11,325 included in amounts receivable that was offset to mineral property option payments received.

During the year ended August 31, 2006, the Company issued 11,250 share purchase warrants with a fair value of $15,378 pursuant to the mineral property option agreement described in note 7(a).

During the year ended August 31, 2006, the Company issued 60,000 share purchase warrants as finder’s fees with a value of $54,000 pursuant to a private placement described in note 8 (b)(1).

14.

SEGMENT INFORMATION

The Company operates in one business segment being the acquisition and exploration of mineral properties and has two geographical segments: USA and Mexico.  The total assets attributable to the geographical locations relate primarily to equipment and deferred mineral property costs and have been disclosed in notes 6 and 7.

15.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  There are no material differences in the Company’s financial statements from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

1)

Cumulative Since Inception Disclosure

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

2)

Financial instruments and other comprehensive income

Effective September 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments.  These accounting statements have been adopted on a prospective basis and prior periods have not been restated.  The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2008 and 2007

15.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

3)

Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary.  Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company accounted for the marketable security as held for sale.  In 2007 after the adoption of Section 3855 of the CICA Handbook marketable securities were designated as available for sale and no difference remains in the securities.

4)

Recently issued United States Accounting Standards

In February 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. FAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the Company’s first quarter beginning September 1, 2008 and it had no material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FAS 141 and SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements”, an amendment of ARB No. 51 (“FAS 160”). FAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. FAS 141R and FAS 160 shall be applied prospectively on or after an entity’s fiscal year that begins on or after December 15, 2008. The Company is currently assessing the impact that FAS 141R and FAS 160 will have on its consolidated financial statements but does not expect that it will have a material impact on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Company’s fiscal year beginning January 1, 2009, with early application encouraged.  This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect that it will have a material impact on its consolidated financial statements.